UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 January 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

23rd January 2014

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 22nd January 2014, it transferred to participants in an employee share scheme 14,045 Ordinary Shares at prices between €15.0674 and €18.7463 per Ordinary Share.

Following the above transactions, CRH plc holds 5,930,269 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 733,301,331.

Contact
Neil Colgan
Company Secretary
Tel: +353 1 634 4340

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CRH public limited company
(Registrant)

Date: 23 January 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director